RTN Stealth Software Inc.

(Formerly Arris Resources Inc.)

Management’s Discussion & Analysis

For the Three and Nine Months Ended

      September 30, 2010

5250 Satellite Drive, Unit 22

Mississauga, ON

L4W 5G5

Tel: (905) 629-1333 / Fax: (905) 629-3222

Management’s Discussion and Analysis

The following Management Discussion & Analysis (“MD&A”) is intended to assist in the understanding of the trends and significant changes in the financial condition and results of operations of RTN Stealth Software Inc. (“RTN Stealth”, the “Company” or “we”) for the quarter ended September 30, 2010. The MD&A should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2009 and the unaudited interim consolidated financial statements for the period ended September 30, 2010, which are available on www.sedar.com. This MD&A has been prepared effective November 26, 2010.  The Company’s functional currency is the Canadian dollar.

FORWARD LOOKING STATEMENTS

The information set forth in this MD&A contains statements concerning future results, future performance, intentions, objectives, plans and expectations that are, or may be deemed to be, forward-looking statements. These forward looking statements may pertain to us specifically and to the software and technology industry in general.  These statements concerning our possible or assumed future results of operations are preceded by, followed by or include the words ‘believes,’ ‘expects,’ ‘anticipates,’ ‘estimates,’ ‘intends,’ ‘plans,’ ‘forecasts,’ or similar expressions.  This MD&A discusses, among other things, general market conditions for the software industry, the impact of rapid technological and market change,  future economic, competitive and market conditions, and business decisions that may drive our growth prospects, opportunities within our target market, our working capital requirements and the ability to raise funds to continue operations, market regulation, exchange rates and tax considerations.

Forward-looking statements are not guarantees of future performance. These forward-looking statements are based on current expectations that involve numerous risks and uncertainties, including, but not limited to, those identified in the Risks & Uncertainties section. As assumptions relating to the foregoing are difficult or impossible to predict accurately and though we consider these assumptions to be reasonable, results may differ materially from those suggested in these statements. We believe that these factors and assumptions include, but are not limited to, those described under “Risks and Uncertainties” and the following:

ÿ

Our ability to manage our growth;

ÿ

Our ability to continue to generate sufficient working capital to meet our operating requirements;

ÿ

Our ability to respond to competition in our industry;

ÿ

Our ability to grow our brand;

ÿ

Our ability to achieve gross profit margins at which we can be profitable;

ÿ

Our ability to effectively manage our business;

ÿ

Our ability to obtain and maintain approvals from regulatory authorities on regulatory issues;

ÿ

Our ability to manage cash flow, possible foreign exchange risk and working capital.

These factors should be considered carefully, and readers should not place undue reliance on forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether written or oral that may be made by or on the Company's behalf.

ABOUT THE COMPANY

RTN Stealth Software Inc. is in the business of providing “trading software” for both the retail and institutional sectors.

RTN Stealth Software Inc. offers a unique, direct access trading decision support platform for active traders. This trading decisions support tool is founded on established psychologically quantifiable behaviour that measures trader sentiment and provides traders with insight into a security’s imminent moves. The Stealth System is free to download, use and learn. It is available for real time performance through the electronic broker, Interactive Brokers. Stealth is available by subscription for $49.50 a month.  Further information can be found at our website, www.rtnstealth.com.

RTN Stealth’s EMC-ALGO Software Suite (“EMC”), acquired from ENAJ Mercantile Corporation in May, 2010 (see “Overall Performance”) seeks returns based on pricing discrepancies and sudden marketplace changes that occur on an intra-day basis in the futures markets. The company has developed trading algorithms that have produced strong results across four different futures markets: S&P 500 Index, NASDAQ 100 Index, Crude Oil and Gold.

OVERALL PERFORMANCE

Corporate Restructuring

On November 2, 2009, the Company and its three former wholly owned subsidiaries, Arris Holdings Inc. (“AHI”), CLI Resources Inc. (“CLI”) and QMI Seismic Inc. (“QMI”), collectively known as the “Parties”, entered into a plan of arrangement (“Arrangement Agreement”) whereby the three former subsidiaries would spin-out from the parent company, each becoming a reporting issuer and each acquiring an asset from the Company in exchange for common shares (the “Common Shares”) of the respective former subsidiary.

The change in corporate structure of the Company was effective on January 5, 2010 with the sequence of events as summarized below:

I.

Altered the identifying name of the RTN Common Shares to Class A Common Shares without par value, being the RTN Class A Common Shares.

II.

Created a class consisting of an unlimited number of common shares without par value (the “Common Shares”).

III.

Each issued RTN Class A Common Share was exchanged for one Common Share and one RTN Class A Preferred Share (with no par value). The RTN Class A Common Share was eliminated upon the completion of the Arrangement Agreement.

IV.

The Company transferred its interest in:

a.

 five mineral claims in Atlin, British Columbia (the “Mineral Properties”) to CLI;

b.

an agreement with a British Columbia manufacturing company to distribute its earthquake sensor products in India (the “Distribution Agreement”) to QMI; and

c.

all of the Company’s marketable securities (the “Equity Portfolio”) to AHI in consideration for 17,583,372 common shares of each of CLI, QMI, and AHI (collectively known as “Distributed Shares”) issued by the three former subsidiaries respectively.  The details of this transfer are discussed in the “Related Party Transactions” section of this MD&A.

V.

The Company redeemed the issued RTN Class A Preferred Shares for consideration consisting solely of the Distributed Shares. Each shareholder of record as of the close business on November 5, 2009, being the share distribution record date, of the Company received its pro-rata share of the Distributed Shares.  The RTN Class A Preferred Shares were eliminated upon the completion of the Arrangement Agreement.

Mineral Properties: Moly Project – Atlin, British Columbia

In 2008 the Company acquired 22 mineral claims covering approximately 15,000 acres which are located near Gladys Lake molybdenum occurrence (discovered in late 1960s) for a consideration of $295,612. The molybdenum occurrence is similar to the occurrence at Adanac’s Ruby Creek project; Adanac’s project is located approximately 15 miles northeast of Atlin in northern BC. The claims are located approximately 30 miles northeast of Atlin, British Columbia in the Atlin mining district.

On September 9, 2009, the Company announced that it utilized its consulting geologists and mining engineers to complete its evaluation of the twenty two mineral claims and determined the feasibility for further development of the claims. As a result, 17 molybdenum claims previously acquired were allowed to lapse and the Company kept the remaining 5 claims. As a result, the mineral property has been written down to $67,185 for the year ended December 31, 2009.  On January 5, 2010, the Company transferred its interest in the 5 mineral claims to its former subsidiary CLI Resources Inc. as part of its effort to reconstruct the Company’s share capital which is discussed in the “Corporate Restructuring” section above.  The Company has not deferred and capitalized any exploration cost in connection with these mineral properties.

Oil and Gas Properties: Alexander Prospect – Alberta

In  February, 2007 the  Company entered  into a  purchase  and  sale  agreement  (the  “Agreement”)  with  Arctos Petroleum Corp. (“Arctos”) whereby Arctos agreed to sell to the Company an interest in the Alexander Area, Alberta property for a consideration of $150,000 .

The Company had a 30% working interest in 64 gross Ha (19.2 Net Ha) of onshore P&NG rights in Alexander, Alberta. The property includes a producing Ellerslie/Wabamun oil well at 6-7-57-1W5 and a 40% interest in an oil battery at 3-7-57-1W5.  As the Company did not contribute towards the exploration work, the Company is in a non-participation penalty position on both the well and battery and does not currently receive production or fee revenues from these assets. As a result, management decided to write down this investment to $1 for the year end December 31, 2009.  During the prior quarter, management decided to abandon this properties and has 100% written down the properties to $nil and recorded a write off charge of $1. The Company has not deferred and capitalized any exploration or development cost in connection with these oil and gas properties.

Change of Company’s Name and Acquisition of New Business Asset

The Company entered into the software business in January 2010.  On January 19, 2010, the Company executed a definitive agreement with privately owned Market Guidance Systems Inc. (“MGS”) whereby the Company acquired a fully supported exclusive and perpetual license (“License”) to the Market Navigation, Trade Execution and Market Timing Software (the “RTN-Stealth Software”).  To better reflect the Company’s new business direction we changed our name from Arris Resources Inc. to RTN Stealth Software Inc. and changed our trading symbol to RTN on December 21, 2009.

As consideration for the above, the Company issued 5,000,000 Class B preferred shares (in the share capital of $150,000) to the shareholders of MGS. In connection with the acquisition, the Company paid a transaction advisory fee of 250,000 Class B Preferred Shares. This fee was paid to a company controlled by a director of the Company. Each Class B Preferred share is convertible into ten common shares of the Company when the cumulative net revenues derived from the license of the RTN-Stealth Software reach a total of US$20,000,000.

On May 17, 2010, the Company executed two definitive agreements. In the first case the Company acquired the RTN-Stealth Software from MGS, and in the second case the Company purchased the EMC-ALGO Software Suite from ENAJ Mercantile Corporation (“ENAJ”).

MGS RTN-Stealth Software

In the first case, the Company issued, to MGS shareholders, twenty million common shares of the Company, which are escrowed in four equal tranches at 6, 9, 12, and 15 months, and assumed four promissory notes, in the amount totalling US$2,407,212 (C$ equivalent 2,503,500), owed by MGS as the consideration for the acquisition. In addition, the License relating to the marketing RTN-Stealth Software acquired in January 2010 was cancelled upon the completion of the acquisition of the RTN-Stealth Software.

The details of the four promissory notes assumed are as follows:

	Due date	Interest rate	Others

Four promissory notes with the principal totalling US$2,407,212 (C$ equivalent 2,503,500)	Principal and interest are due on May 15, 2012	Canadian business prime rate + 1% per annum compound annually	Senior to any and all other shareholder loans and shall be paid in full prior to repayment by the Company to any and all other shareholder loans

ENAJ

In the ENAJ case, the Company issued two million five hundred thousand (2,500,000) common shares as consideration for the acquisition of the EMC-ALGO Software Suite from ENAJ. The 2.5 million common shares were issued to ENAJ and are escrowed in four equal tranches at 6, 9, 12, and 15 months.

Details of the two software acquisitions are summarized as follows:

	$	$
RTN-Stealth Software:
Issuance of 20 million common shares of RTN on May 17, 2010, each share having a market value of $0.25,	5,000,000
Assumption of four promissory notes	2,503,500
Cancellation of the License for the marketing of RTN-Stealth Software	150,000	7,653,500

EMC-ALGO Software:
Issuance of 2.5 million common shares of RTN on May 17, 2010, each share having a market value of $0.25	625,000	625,000
		8,278,500

Appointment of the President and Chief Operation Officer

The Company entered into a management agreement with Mr. Michael Boulter, the founder and chief technology officer of ENAJ in exchange for two million five hundred thousand common shares of the Company as compensation. The management agreement has a three (3) year term and grants the titles of President and Chief Operating Officer of the Company.  The 2.5 million common shares of the Company are vested in three equal tranches at 12, 24, and 36 months from May 17, 2010.  As a result, the corresponding management fee is deferred and amortized as follows:

Expensed in the nine months ended September 30, 2010

     $        60,764

Deferred and amortized from July 2010 to June 2011

 208,333

Deferred and amortized from July 2011 to May 2013(Long term)

 407,986

      $      625,000

During the current quarter, the Company was in the preliminary stage of promoting the software acquired and did not generate revenue.

Proposed Private Placement

On October 28, 2010, the Company raised $112,350 pursuant to the private placement of an aggregate raise of $750,000 that was announced on July 30, 2010, and subsequently amended on September 15, 2010, in exchange for Units of the Company. The Units are one (1) common share and one (1) warrant convertible into one (1) common share of the Company, having an exercise price of $0.40 and expiring on March 15, 2012. The October 28, 2010 closing resulted in the issuance of 321,000 common shares of the Company and 321,000 warrants to subscribers and a further 16,800 warrants issued and $5,880 in cash paid in commissions to Integral Wealth Securities Limited as agent to the Company.

RESULTS OF OPERATIONS

Summary of Quarterly Results

The summary of quarterly results has been prepared in accordance with Canadian GAAP.

For the three months ended	Revenue $	Net Income (Loss) $	Net Income (Loss) per share $
September 30, 2010	-	(285,763)	(0.00)
June 30, 2010	-	(210,803)	(0.00)
March 31, 2010	-	(1,348,515)	(0.01)
December 31, 2009	-	(507,977)	(0.00)
September 30, 2009	-	160,220	0.00
June 30, 2009	-	(211,395)	(0.00)
March 31, 2009	-	(40,319)	(0.00)
December 31, 2008	-	(194,531)	(0.00)

For the nine months ended September 30, 2010

The Company reported a net loss of $1,844,197 for the nine months ended September 30, 2010 as compared to a net loss of $91,494 for the same period in 2009. The Change was mainly due to increases in advertising and promotion, bank charges and interest, management, consulting, and administrative fees, professional fees, stock-based compensation expenses, and realized gain for the disposition of investments. Details are as follows:

Advertising and promotion costs increased to $51,673 from $ nil for the same period in 2009 as   result of the Company’s effort at promoting the acquired Software.

Bank charges and interest increased to $20,479 from $429 for the same period in 2009 as a result of the interest on the notes payable and additional bank charges relating to the transition of the head office from Surrey, British Columbia to Mississauga, Ontario.

Management, consulting and administrative fees increased to $357,949 from $50,000 for the comparable period in 2009.  In the current 9-month period the Company engaged more consultants to maintain and develop the trading software resulting in higher consulting fees.

Professional fees increased to $72,976 from $nil in the same period in 2009. This increase was a result of the corporate restructuring in current 9-month period.

Travel increased to $20,548 from $nil in the same period in 2009.  This increase was a result of the change in the location of the head office and management’s active promotion of the software.

In February 2010, the Company awarded its directors, officers, employees and consultants a total of 5,650,000 stock options at an exercise price of $0.32 with an expiry date of February 24, 2015. The fair value of each option at the date of grant was estimated at $0.31 per option. The 5,650,000 granted options had a fair value of $1,736,064 at the grant date and all the granted options were vested immediately on issuance. The Company recognized $1,736,064 in stock-based compensation expense for the current 6-month period. The stock-based compensation expense recorded in 2009 was $146,288. As a result, stock-based compensation expense increased by $1,589,776 from the comparable period in 2009.

The Company recorded $504,770 to the account of accumulated other comprehensive income in 2009 to account for the unrealized gain earned from the appreciation in the market value of the Company’s Equity Portfolio. The Company has reclassified the whole amount of $504,770 from “other comprehensive income” to “release of unrealized gain in relation to the disposal of marketable securities” in accordance with the Canadian generally accepted accounting principles when the Equity Portfolio was transferred to AHI, its former subsidiary, upon the completion of the Arrangement Agreement (discussed in the “Corporate Restructuring” section).

For the three months ended September 30, 2010

The Company reported a net loss of $284,777 for the three months ended September 30, 2010 as compared to net income of $160,222 for the same quarter in 2009. The Change was mainly a combined result of an increase in bank charges and interest; management, consulting, and administrative fees, professional fees rent and office, travel and a gain relating to the redemption of short term investments in 2009. Details are as follows:

Bank charges and interest increased to $19,417 from $72 for the same period in 2009 as a result of the interest on the notes payable and additional bank charges relating to the transition of the head office from Surrey, British Columbia to Mississauga, Ontario.

Management, consulting, and administrative fees increased to $176,814 from $15,000 in the same quarter in 2009. The increase in consulting fees was related to engaging more consultants to maintain and develop the trading software acquired in the current quarter.

Rent and office increased to $47,599 from $15,459 in the same quarter in 2009.  The increase is due to the additional costs incurred due to the transition of the head office and the company was maintaining two locations during the quarter.

Travel increased to $12,585 from $nil in the same quarter in 2009.  This increase was a result of the change in the location of the head office and management’s active promotion of the software.

On September 30, 2010, the Company had $ nil in marketable securities (2009 - $1,448,800), and no mineral properties (2009 - $67,185). The decrease is a result of the corporate restructuring which happened in January 2010 (discussed in the “Overall Performance” section), whereby the Company transferred the marketable securities and mineral properties to its former subsidiaries. On September 30, 2010 the Company had license and software of $8,278,500 (2009 - $ nil) and long term notes payable of $2,497,161 (2009-$nil). The increase in software and promissory notes is mainly a result of the acquisition of RTN-Stealth Software and EMC-ALGO Software Suite discussed in the “Change of Company’s Name and Acquisition of New Business Asset” section.

LIQUIDITY & CAPITAL RESOURCES

Financing of operations, business development, and investment in capital assets is achieved primarily by equity financing. At September 30, 2010, the Company had cash and cash equivalent of $63,561, a short term investment of $40,134, and working capital of $28,403.  The Company is in the process of completing a proposed private placement to raise gross proceeds of $ 750,000 (see “Private Placement” above) to maintain its operation.

The Company is not subject to external working capital requirement. The Company does not have significant capital commitment that is obligated to make. Management believes that the Company will have adequate liquidity and resources to maintain its operation and conduct its investment when needed. While the Company believes it will be able to raise the additional financing when required, the impacts of the current global economic downturn and uncertainty in the global capital market provide no guarantees that the Company can complete equity or a debt financing when needed.

OFF-BALANCE SHEET ARRANGEMENTS

 The Company does not have any off-balance sheet arrangements.

 RELATED PARTY TRANSACTIONS

 Executive Officers and Directors

Paid To	Current Quarter 2010	Comparable Quarter 2009	For
Larry Tsang Former CFO	3,150	$0	Consulting and Accounting Fees
John Doma [1] CFO	5,000	$0	Consulting and Accounting Fees
Rana Vig Former Executive VP	9,000	$0	Management Fees
ENAJ Mercantile Corp. (controlled by Michael Boulter)	2,500,000 Common Shares[3]	$0	Sales proceeds of the EMC-ALGO Software Suite

1The Company owed $5,000 to the CFO as at September 30, 2010.

These transactions have occurred in the normal course of operations and management represents that they have occurred on a basis consistent with those involving unrelated parties, and accordingly they are measured at their fair values.

Change of Company’s Name and Acquisition of New Business Asset

Paid To	Compensation	For
Tidalwave Capital Inc.[1]	250,000 Preferred Shares	Transaction Advisory Fee

1A company controlled by Nikolas Perrault, a Director of the Company. Paid in the first quarter of fiscal 2010

The Arrangement Agreement

The Arrangement Agreement (discussed in the “Corporate Restructuring” section of this MD&A) envisioned the transfer of the Mineral Properties, the Distribution Agreement, and the Equity Portfolio (collectively the “Transferred Assets’) from RTN Stealth to CLI, QMI, and AHI respectively. As consideration for the transfer, the controlling interests in the common shares of CLI, QMI, and AHI were immediately distributed to the shareholders of RTN Stealth. The shareholders of RTN Stealth at the time of the transfer continued to collectively own the Transferred Assets.  Consequently, there was no substantive change in the beneficial ownership of the Transferred Assets at the time that the Transferred Assets were vended to RTN Stealth. As such the transfer of the Mineral Properties, Distribution Agreement, and the Equity Portfolio was recorded, in accordance with the Canadian generally accepted accounting principles, at the carrying values of the Company as follows:

Value of the transfer being the carrying
value at RTN Stealth’s account on
Mineral Properties	January 5, 2010
Five mineral claims in the areas located near Gladys
Lake Molybdenum occurrences in the Atlin Mining
District, British Columbia	$ 67,185

Distribution Agreement
Distribution Agreement with British Columbia
Private Company to distribute its seismic sensors in
India	$ 1

		Value of the transfer being the
	Number of	carrying value at RTN Stealth’s
Equity Portfolio	Share	account on January 5, 2010
Pubicly traded common shares
-Desert Gold Ventures Inc.	300,000	$ 240,000
-Ona Power Corp.	2,800,000	509,600
-Maxtech Ventures Inc.	440,000	228,800
Share purchase warrants of publicly traded shares
- Ona Power Corp.	2,800,000	470,400
		$ 1,448,800

PROPOSED TRANSACTIONS

There are no proposed transactions other than the proposed private placement discussed in the “Private Placement”  Section above, that could materially affect the performance of the Company.

CRITICAL ACCOUNTING POLICIES

The Company’s complete accounting policies are described in Note 2 to the audited consolidated financial statements for the year ended December 31, 2009. There were no changes of the accounting policies in this quarter.

NEW ACCOUNTING PRONOUNCEMENTS

The new accounting pronouncements the Company has yet to adopt are disclosed in Note 3(i) to the unaudited interim consolidated financial statements for the quarter ended September 30, 2010.

SHARE DATA

As at the date of this MD&A, the Company has 124,416,860 common shares, 5,250,000 Class B Preferred shares that can be converted into 52,500,000 common shares, and 5,650,000 stock options outstanding for a total of 182,566,860 fully diluted common shares outstanding.

RISKS AND UNCERTAINTIES

Ability to Adapt our Business Model

As we have changed our business from resource exploration to software, we need to successfully change our business model and strategic direction.  We may or may not be able to do this successfully.  Management must manage the changeover to a new business model that involves the inherent risks associated with change in general such as learning about the new products, new expectations and resistance to change, but more specifically we must identify with the new corporate objective and adapt to the demands of our potential customer base by developing and marketing a product that meets their needs.

Demand for our Software Solutions

There may be little demand for our new software solutions, and they may not be broadly accepted by the investor market. If we do not derive any benefit from our efforts to market our software, our operating results could be adversely affected.  The ability of the Company to continue to operate as a going concern is dependent on its ability to ultimately operate its business at a profit.

Competitive Environment

The Company currently faces competition from software providers and websites that also offer trading tools.  Our challenge is to successfully differentiate ourselves from our competitors; due to our limited experience in this industry we do not know whether or not we have the institutional investors that is based on psychologically quantifiable behavior; none of the Company’s competitors competes in this area.

The software industry is a rapidly changing environment with constant competition and many new product introductions. The ability of the Company to achieve market success and a competitive advantage will depend on its capability for ongoing research and development and the integration of any technological advances into its products.

Current Economic Conditions

An economic slowdown could cause demand for our products to decline.  Since trading in the securities market is inherently risky, the current recession may exacerbate these risks in the minds of our potential customers, causing them to delay or to decide against trying a new trading platform.  It is impossible to predict the impact current economic conditions will have on our future results, and we cannot know when the economy will improve.   In slow economic times competition can increase and prices may be reduced, which could affect our ability to attract customers.

Furthermore, the economic crisis has made it more difficult to raise funds through equity issuance.  While it appears that the economy is recovering, we cannot be certain that this trend will continue or that capital will be available as necessary to meet these continuing operating costs or, if the capital is available, that it will be on terms acceptable to the Company.

Key Personnel

Our success is tied to the abilities and experience of our executive officers and other key employees.  There is strong competition for highly skilled management, technical, research and development and other key persons in the software industry.   We must work to retain our top personnel and executive officers, should we lose any one of our key personnel the Company could be adversely affected.

Going Concern

To date, the Company has not generated any revenues from operations and will most likely require additional funds to meet its obligations and the costs of its operations. As a result, further losses are anticipated prior to the generation of any profits. The Company’s future capital requirements will depend on many factors, including the costs of operating the software business. The Company’s anticipated operating losses and increasing working capital requirements may require that it obtain additional capital to continue operations.

The Company will depend almost exclusively on outside capital. Such outside capital will include the sale of additional shares. The issuances of additional equity securities by the Company may result in significant dilution to the equity interests of its current shareholders. Obtaining commercial loans, assuming those loans would be available, will increase the Company’s liabilities and future cash commitments. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, the business and future success may be adversely affected, thus giving rise to doubt about the Company’s ability to continue as a going concern. The audited consolidated financial statements for the year ended December 31, 2009 and unaudited interim consolidated financial statements for the quarter ended September 30, 2010 do not reflect adjustments to the carrying values of assets, liabilities or reported results should the Company be unable to continue as a going concern.

CONTROLS AND PROCEDURES

Venture issuers are not required to include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings (“NI 52-109”). In particular, the Company’s certifying officers are not making any representations relating to the establishment and maintenance of:

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)

a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company’s generally accepted accounting principles.

The Company’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they make. Investors should be aware that inherent limitations on the ability of the Company’s certifying officers to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings  and other reports provided under securities legislation.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

In February 2008, the Canadian Accounting Standards Board announced that 2011 is the changeover date for publicly accountable profit-oriented enterprises to use IFRS, replacing Canadian GAAP for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  As a result, the conversion from Canadian GAAP to IFRS will be applicable to the Company’s reporting for the first quarter of fiscal 2011 for which current and comparative information will be prepared on an IFRS basis.

In light of these requirements, the Company has adopted a four phase approach to ensure successful conversion to IFRS, including:

Phase 1 - diagnostic impact assessment: This phase is essentially completed.

Phase 2 - design and planning: to identify specific changes required to existing accounting policies, information system, and business processes. This phase is essentially completed.

Phase 3 – solution development: Involves the selection of the Company’s accounting policies among alternatives allowed under IFRS by senior management and the review by the Audit Committee, the quantification of the impact of changes on the Company’s existing accounting policies on the opening IFRS balance sheet and the development of the draft IFRS financial statements. During the second quarter of fiscal 2010, management continued to review the choices available under IFRS, First-time Adoption of IFRS. This phase is expected to be completed in the fourth quarter.

Phase 4 – implementation– to execute the changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policies changes and training programs across the Company’s finance and other staff, as needed. This phase is ongoing and will continue for the reminder of the year.

Following areas are identified that may have impacts to the financial statements under IFRS:

Area	Canadian GAAP (as currently applied)	IFRS	Analysis and preliminary conclusion
Property, plant, and equipment (“PP&E”)	1. PP&E is recorded at cost.	PP&E is initially recorded at cost. Subsequent measurement can be done either by cost method or by revaluation method if fair value of the PP&E can be reliably measured.	The existing accounting policy is likely to be maintained per preliminary evaluation.
	2. Depreciation is taken based on their useful lives.	Depreciation is based on the useful lives of each significant component within PP&E	The Company does not have significant PP&E as at the date of this MD&A. Management will assess the impact when the Company has acquired PP&E with respect to the componentization.
Impairment of long-lived assets	1. Impairment testing of long-lived assets is performed when there is an indication the carrying value may not be recoverable.	Like Canadian GAAP, impairment is considered when there is an indicator of impairment.	No significant impact.

2. The impairment test is a two-step process. An asset (group) is first assessed as to whether impairment exists based on whether the asset’s (group’s) carrying value exceeds the undiscounted future cash flow of the asset (group).

If an impairment exists, then the impairment loss is measured based on the excess of carrying value over the fair value of the asset (group)

The impairment test is a one-step process.

An  impairment loss is recognized if the asset’s (group’s) carrying value exceeds its recoverable amount, which is the greater of fair value less costs to  sell and value in use (based on the net present value of future cash flow).

Impairment tests under IFRS could generate a greater likelihood of write downs in the future.
	3. Write downs to net realizable value are permanent.	Write downs to net realizable value can be reversed if the conditions of impairment cease to exist.	Potential increasing volatility in profit and loss could arise as a result of the difference in the treatment of write downs in the future.

Share-based compensation	1. Share-based compensation is determined using fair value model for equity-settled awards and the intrinsic model for cash-settled awards	IFRS 2 requires both equity-settled awards and cash-settled awards to be measured based on fair values.	No impact- the Company’s share-based payments are all equity-settled payments.

2. When a share-based award vests in installments over the vesting period, the Company has an election to recognize the share-based compensation on a straight-line basis or a graded method which recognizes share-based compensation faster than the straight-line method

		When a share-based award vests in installments over the vesting period, each installment is accounted for a separated arrangement for recognition of cost (graded method).	No impact- the Company has not granted share-based awards vesting in installments.
Income taxes	Deferred income tax assets are recognized to the extent that it is “more likely than not” that the deferred income tax assets will be realized	Deferred income tax assets are recognized to the extent it is “probable” that the taxable profit will be realized.

The term “Probable” is not defined in IAS 12. However, entities have often used a definition of “more likely than not” similar to Canadian GAAP. Accordingly, our preliminary is that there is no significant impact.

OTHER

To view the public documents of the Company, please visit the Company's profile on the SEDAR website at www.sedar.com.